SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           --------------------------


                                  SCHEDULE 13D
                                (Rule 13d - 101)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                         (Amendment No. ______1_______)1

                          Kerzner International Limited
              (formerly known as Sun International Hotels Limited)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Ordinary shares, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    P8797T133
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                              Jerome C. Katz, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 8, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------
CUSIP No. P8797T133                   13D
--------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Familienstiftung Von Rantzau-Essberger
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               [ ] (a)
                                                                         [X] (b)
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          WC                                                See Item 3.
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Liechtenstein
------------------- ------- ----------------------------------------------------
                      7     SOLE VOTING POWER
    NUMBER OF

      SHARES                74,550
                    ------- ----------------------------------------------------
                      8     SHARE VOTING POWER
   BENEFICIALLY
                            2,403,652*
     OWNED BY
                    ------- ----------------------------------------------------
       EACH           9     SOLE DISPOSITVIE POWER

    REPORTING               74,550
                    ------- --------------------------------- ------------------
      PERSON          10    SHARED DISPOSITIVE POWER

       WITH                 3,718,293**
------------------- ------- --------------------------------- ------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,792,843***
--------- ----------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.3%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          OO
--------- ----------------------------------------------------------------------

* Consists of: (i) 1,924,714 Ordinary Shares held by Cement Merchants S.A.; and (ii) 478,938 Ordinary Shares with respect to which Cement Merchants S.A. holds a proxy. See Item 6.

** 1,924,714 of the Ordinary Shares are held by Cement Merchants S.A.; Familienstiftung Von Rantzau-Essberger is the sole shareholder of Cement Merchants S.A. 1,793,579 of the Ordinary Shares are held by Royale Resorts Holdings Limited or Royale Resorts International Limited, a 100% owned and controlled subsidiary of Royale Resorts Holdings Limited. Familienstiftung Von Rantzau-Essberger is an indirect 26.7% shareholder of Royale Resorts Holdings Limited and Royale Resorts Holdings Limited has agreed not to transfer such 1,793,579 Ordinary Shares without the consent of Cement Merchants S.A. Accordingly, Familienstiftung Von Rantzau-Essberger may be deemed to share dispositive power with respect to such 1,793,579 Ordinary Shares.

*** Consists of: (i) 74,550 Ordinary Shares held directly by Familienstiftung Von Rantzau-Essberger; (ii) 1,924,714 Ordinary Shares held by Cement Merchants S.A. and acquired by it in distributions from Royale Resorts Holdings Limited and Sun International Inc.; and (iii) 1,793,579 Ordinary Shares held by Royale Resorts Holdings Limited or Royale Resorts International Limited over which Familienstiftung Von Rantzau-Essberger may be deemed to share dispositive power with Cement Merchants S.A. and Royale Resorts Holdings Limited.

--------------------
CUSIP No. P8797T133                   13D
--------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Cement Merchants S.A.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            [ ]    (a)
                                                                      [X]    (b)
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          WC, OO                                                See Item 3.
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of Panama
------------------- ------- ----------------------------------------------------
                      7     SOLE VOTING POWER
    NUMBER OF
                            0
      SHARES
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
   BENEFICIALLY
                            2,403,652+
     OWNED BY
                    ------- ----------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER

    REPORTING               0
                    ------- --------------------------------- ------------------
      PERSON          10    SHARED DISPOSITIVE POWER

       WITH                 3,718,293++
------------------- ------- --------------------------------- ------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,718,293

--------- ----------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.0%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------

+ Consists of: (i) 1,924,714 Ordinary Shares held by Cement Merchants S.A.; and (ii) 478,938 Ordinary Shares with respect to which Cement Merchants S.A. holds a proxy. See Item 6.

++ Consists of: (i) 1,924,714 Ordinary Shares held by Cement Merchants S.A. and acquired by it in distributions from Royale Resorts Holdings Limited and Sun International Inc.; and (ii) 1,793,579 Ordinary Shares over which Cement Merchants S.A. may be deemed to share dispositive power with Familienstiftung Von Rantzau-Essberger and Royale Resorts Holdings Limited. The 1,793,579 Ordinary Shares referred to in the preceding sentence are held by Royale Resorts Holdings Limited or Royale Resorts International Limited, a 100% owned and controlled subsidiary of Royale Resorts Holdings Limited. Cement Merchants S.A. is the effective 26.7% shareholder of Royale Resorts Holdings Limited and Royale Resorts Holdings Limited has agreed not to transfer such 1,793, 579 Ordinary Shares without the consent of Cement Merchants S.A. Accordingly, Familienstiftung Von Rantzau-Essberger may be deemed to share dispositive power with respect to such 1,793,579 Ordinary Shares.

--------------------
CUSIP No. P8797T133
--------------------

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends the Schedule 13D filed on April 3, 2003 (the "Schedule 13D") by Familienstiftung Von Rantzau-Essberger, a Liechtenstein discretionary foundation (the "CMSA Trust"), and Cement Merchants S.A., a Panamanian corporation ("CMSA"), relating to the ordinary shares, $0.001 par value per share (the "Ordinary Shares"), of Kerzner International Limited (formerly known as Sun International Hotels Limited), a corporation organized under the laws of the Commonwealth of the Bahamas ("Kerzner").

Capitalized terms used and not defined herein have the meanings ascribed to them in the Schedule 13D. Except as specifically amended, supplemented or restated hereby, the Schedule 13D remains in full force and effect.



1. Items 3 and 4 of the Schedule 13D are hereby amended and supplemented by the following information:

     On May 31, 2003, RRHL distributed 109,293 Ordinary Shares as a dividend (having a value on such date of approximately US $3.2 million) to CMSA, one of its shareholders. The dividend had the effect of decreasing the number of: (i) Option Shares of CMSA from 588,231 Ordinary Shares to 478,938 Ordinary Shares; and (ii) CMSA Proxy Shares from 588,231 Ordinary Shares to 478,938 Ordinary Shares. See Item 6.

2. Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

     Item 5.  Interest in Securities of the Issuer.

                                                             Ordinary Shares            Percent
                                                             ---------------            -------
              (a)  CMSA Trust                                3,792,843*                 (13.3%)
                   CMSA                                      3,718,293*                 (13.0%)

              *As of December 31, 2002, Kerzner had 28,544,000 Ordinary Shares outstanding according to its annual report to shareholders, dated April 8, 2003.

              (b)  CMSA Trust                                Ordinary Shares            Percent
                   ----------                                ---------------            -------
                      Sole Voting Power                             74,550              ( .26%)
                      Shared Voting Power                        2,403,652              ( 8.4%)
                      Sole Dispositive Power                        74,550              ( .26%)
                      Share Dispositive Power                    3,792,843              (13.3%)


               The CMSA Trust may be deemed to share (a) voting power with CMSA with respect to the 2,403,652 Ordinary Shares, consisting of 1,924,714 Ordinary Shares held by CMSA and 478,938 Ordinary Shares with respect to which CMSA holds a proxy and (b) dispositive power with (i) CMSA with respect to the 1,924,714 Ordinary Shares held by CMSA and (ii) CMSA and RRHL with respect to the 1,793,579 Ordinary Shares held by RRHL and RRIL.

                      CMSA                                     Ordinary Shares            Percent
                      ----                                     ---------------            -------
                      Sole Voting Power                        0                           (   0%)
                      Shared Voting Power                      2,403,652                   ( 8.4%)
                      Sole Dispositive Power                   0                           (   0%)
                      Share Dispositive Power                  3,718,293                   (13.0%)


               CMSA may be deemed to share (a) voting power with the CMSA Trust with respect to 2,403,652 Ordinary Shares, consisting of 1,924,714 Ordinary Shares held by CMSA and 478,938 Ordinary Shares with respect to which CMSA holds a proxy and (b) dispositive power with (i) the CMSA Trust with respect to the 1,924,714 Ordinary Shares held by CMSA and (ii) the CMSA Trust and RRHL with respect to the 1,793,579 Ordinary Shares held by RRHL and RRIL.

              (c) On May 31, 2003, RRHL distributed 109,293 Ordinary Shares as a dividend (having a value on such date of approximately US $3.2 million) to CMSA, one of its shareholders.

                     On the dated indicated below, RRIL, a wholly-owned subsidiary of RRHL, sold on the New York Stock Exchange in open market transactions the number of Ordinary Shares for the per share consideration specified below:

                     Date                   Number of Shares               Price per share/US $
                     ----                   ----------------               --------------------
                     8-May-2003                    2,200                        25.2314
                     9-May-2003                   27,700                        25.0820
                     12-May-2003                   3,300                        25.0185
                     14-May-2003                  19,400                        24.7850
                     15-May-2003                  32,100                        24.7569
                     16-May-2003                  11,300                        24.7041
                     19-May-2003                  26,000                        24.5661
                     20-May-2003                  97,700                        24.8197
                     21-May-2003                  80,300                        25.0191

              (d) Except as described in the Schedule 13D, as amended, restated and supplemented hereby, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by the Reporting Persons.

              (e)     Not applicable.

3. Item 6 of the Schedule 13D is hereby amended and supplemented by the following information:

              As a result of the dividend of 109,293 Ordinary Shares distributed by RRHL to CMSA on May 31, 2003, the number of Option Shares with respect to which CMSA has the option to purchase decreased from 588,231 Ordinary Shares to 478,938 Ordinary Shares. The option with respect to these shares expires on July 2, 2006; RRHL holds the Option Shares. The Proxy with respect to the 109,293 Ordinary Shares distributed as a dividend by RRHL to CMSA terminated upon the distribution to CMSA, thereby reducing the number of CMSA Proxy Shares from 588,231 Ordinary Shares to 478,938 Ordinary Shares.

                                   Signatures

         After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

 Date:  June 13, 2003



                                 FAMILIENSTIFTUNG VON RANTZAU-ESSBERGER


                                 By:     /s/ Dr. Hans Eggenberger
                                    -------------------------------------------
                                    Name:     Dr. Hans Eggenberger
                                    Title:    Board Member


                                 CEMENT MERCHANTS S.A.


                                 By:     /s/ Dr. Hans Eggenberger
                                    -------------------------------------------
                                    Name:     Dr. Hans Eggenberger
                                    Title:    Director